U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Chipotle Mexican Grill Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, the New York City Fire Pension Fund, and the Board of Education Retirement System of the City of New York.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of social media posts from the New York City Comptroller

Attachment 3:

Text of tweet sent from the New York City Comptroller Twitter Account, posted on May 24, 2023.

Tweet: https://twitter.com/NYCComptroller/status/1661735012209934339?s=20

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Right now, @ChipotleTweets stock is at an all-time high.

The right to organize must be guaranteed for the workers who make the company so valuable.

(Social Media Graphic)

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Attachment 4:

Text of tweet sent from the New York City Comptroller Twitter Account, posted on May 25, 2023.

Tweet: https://twitter.com/NYCComptroller/status/1661741417314803712?s=20

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According to @NLRB and @helloDCWP, @ChipotleTweets has repeated history of violating workers' rights.

Every worker in the US has the right to freedom of association, and we remain hopeful that employers recognize the responsibility of non-interference.

https://www.thechiefleader.com/stories/lander-dinapoli-using-pension-power-to-push-for-workers-rights,50498

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Attachment 5:

Text of tweet sent from the New York City Comptroller Twitter Account, posted on May 25, 2023.

Tweet:

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It’s no secret that @ChipotleTweets has a history of not respecting its workers.

In fact, they were recently ordered to pay more than $20 million to 13,000 workers after violating NYC’s worker protection laws.

That's unacceptable.

(Social Media Graphic)

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Attachment 6:

Text of tweet sent from the New York City Comptroller Twitter Account, posted on May 25, 2023.

Tweet:

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Back in March of 2023, we announced a shareholder proposal @ChipotleTweets calling for the Board of Directors to adopt and disclose a policy of noninterference which clearly upholds worker rights to freedom of association and collective bargaining.

https://comptroller.nyc.gov/newsroom/new-york-city-comptroller-lander-and-pension-funds-call-on-chipotle-to-adopt-a-policy-of-noninterference-with-worker-unionizing-efforts/

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